SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101. Information to be Included in Statements Filed Pursuant to
§ 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a))
Under the Securities Exchange Act of 1934
(Amendment No. 4)
China Unicom (Hong Kong) Limited

(Name of Issuer)
Ordinary Shares, Par Value HK$0.10 Per Share

(Title of Class of Securities)
16945R 10 4

(CUSIP Number)
Chu Ka Yee
China Unicom (Hong Kong) Limited
75th Floor, The Center
99 Queen’s Road Central
Hong Kong
Telephone: (+852) 2121 3220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 25, 2009

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	16945R 10 4

1.	NAME OF REPORTING PERSON		CHINA UNITED NETWORK COMMUNICATIONS GROUP COMPANY LIMITED (1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(A) ☐ (B) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:		OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		PEOPLE’S REPUBLIC OF CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	None

	8.	SHARED VOTING POWER:	16,733,353,135(2)

	9.	SOLE DISPOSITIVE POWER:	None

	10.	SHARED DISPOSITIVE POWER:	16,733,353,135

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		16,733,353,135(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		70.4%(2)

14.	TYPE OF REPORTING PERSON:		CO

(1)	Formerly known as China United Telecommunications Corporation.

(2)	Includes (i) 9,725,000,020 Shares held by China Unicom (BVI) Limited, a company incorporated in the British Virgin Islands (“Unicom BVI”), and (ii) 7,008,353,115 Shares held by China Netcom Group Corporation (BVI) Limited, a company incorporated in the British Virgin Islands (“Netcom BVI”) (including one Share held by CNC Cayman Limited, a wholly-owned subsidiary of Netcom BVI incorporated in the Cayman Islands (“CNC Cayman”)).

CUSIP No.	16945R 10 4

1.	NAME OF REPORTING PERSON		CHINA UNITED NETWORK COMMUNICATIONS LIMITED(1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(A) ☐ (B) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:		OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		PEOPLE’S REPUBLIC OF CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	None

	8.	SHARED VOTING POWER:	16,733,353,135(2)

	9.	SOLE DISPOSITIVE POWER:	None

	10.	SHARED DISPOSITIVE POWER:	9,725,000,020

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		16,733,353,135(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		70.4%(2)

14.	TYPE OF REPORTING PERSON:		CO

(1)	Formerly known as China United Telecommunications Corporation Limited.

(2)	Includes (i) 9,725,000,020 Shares held by Unicom BVI and (ii) 7,008,353,115 Shares held by Netcom BVI (including one Share held by CNC Cayman) as to which the Reporting Person may be deemed to be the beneficial owner due to its beneficial ownership interest in Unicom BVI and the formation of a group (as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) between Unicom BVI and Netcom BVI as a result of the Concert Party Agreement as described in Items 3 and 4 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of the 7,008,353,115 Shares held by Netcom BVI.

CUSIP No.	16945R 10 4

1.	NAME OF REPORTING PERSON		CHINA UNICOM (BVI) LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(A) ☒ (B) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:		OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	None

	8.	SHARED VOTING POWER:	16,733,353,135(1)

	9.	SOLE DISPOSITIVE POWER:	None

	10.	SHARED DISPOSITIVE POWER:	9,725,000,020

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		16,733,353,135(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		70.4%(1)

14.	TYPE OF REPORTING PERSON:		CO

(1)	Includes (i) 9,725,000,020 Shares held by the Reporting Person and (ii) 7,008,353,115 Shares held by Netcom BVI (including one Share held by CNC Cayman) as to which the Reporting Person may be deemed to have acquired beneficial ownership due to the formation of a group (as defined in Rule 13d-5(b)(1) under the Exchange Act) between the Reporting Person and Netcom BVI as a result of the Concert Party Agreement as described in Items 3 and 4 of the Schedule 13D.

CUSIP No.	16945R 10 4

1.	NAME OF REPORTING PERSON		CHINA NETCOM GROUP CORPORATION (BVI) LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(A) ☒ (B) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS:		OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	None

	8.	SHARED VOTING POWER:	16,733,353,135(1)

	9.	SOLE DISPOSITIVE POWER:	None

	10.	SHARED DISPOSITIVE POWER:	7,008,353,115

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		16,733,353,135(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		70.4%(1)

14.	TYPE OF REPORTING PERSON:		CO

(1)	Includes (i) 7,008,353,115 Shares held by the Reporting Person (including one Share held by CNC Cayman) and (ii) 9,725,000,020 Shares (as defined in Item 1) held by Unicom BVI as to which the Reporting Person may be deemed to have acquired beneficial ownership due to the formation of a group (as defined in Rule 13d-5(b)(1) under the Exchange Act) between Unicom BVI and the Reporting Person as a result of the Concert Party Agreement as described in Items 3 and 4.

SIGNATURE
Exhibit H

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the disclosures in Item 4 (Purpose of the Transaction) and Item 6 (Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer) of the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on October 27, 2008, as amended by Amendment No. 1 filed on November 25, 2008, Amendment No. 2 filed on December 24, 2008 and Amendment No. 3 filed on January 14, 2009, relating to the ordinary shares of par value HK$0.10 per share (the “Shares”) of China Unicom (Hong Kong) Limited (formerly known as China Unicom Limited), a corporation organized under the laws of Hong Kong (“China Unicom”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D, as previously amended, remain unchanged.
Capitalized terms not otherwise defined in this Amendment No. 4 have the meanings given to them in the Schedule 13D, as previously amended.
On September 25, 2009, SKT Telecom Co., Ltd. (“SKT”) extended to China Unicom a conditional irrevocable offer for the sale by SKT to China Unicom of 899,745,075 Shares, being all the Shares owned by SKT and representing approximately 3.79% of the issued share capital of China Unicom by way of an off-market share repurchase by China Unicom (the “Share Repurchase”). In connection with the Share Repurchase, on the same day, Netcom BVI delivered to SKT an irrevocable voting undertaking (the “Netcom Voting Undertaking”) in favor of SKT to vote in favor of all resolutions to approve the Share Repurchase and any related matters necessary for China Unicom to effect the Share Repurchase to be proposed at an extraordinary general meeting of the shareholders of China Unicom (the “EGM”) in respect of the 7,008,353,114 Shares legally and beneficially owned by Netcom BVI, representing approximately 29.49% of the issued share capital of China Unicom as of September 25, 2009. Under the terms of the Netcom Voting Undertaking, the irrevocable undertaking from Netcom BVI will lapse if (a) the Share Repurchase and the agreement of the Share Repurchase are not approved by the shareholders at the EGM or (b) the offer extended by SKT lapses in accordance with its terms.
Except as set forth in this Amendment No. 4 and the Schedule 13D, as previously amended, none of the Companies nor, to the best knowledge of each of the Companies, any of its respective executive officers or directors has any present plans or proposals that relate to or would result in the occurrence of any of the following events: (a) the acquisition by any person of additional securities of China Unicom, or the disposition of securities of China Unicom; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving China Unicom or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of China Unicom or any of its subsidiaries; (d) any change in the present board of directors or management of China Unicom, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of China Unicom; (f) any other material change in China Unicom’s business or corporate structure; (g) changes in China Unicom’s memorandum and articles of association or instruments corresponding thereto or other actions which may impede the acquisition of control of China Unicom by any person; (h) causing a class of securities of China Unicom to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of China Unicom becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.
Item 7. Material To Be Filed As Exhibits.
Item 7 of the Schedule 13D, as previously amended, is hereby amended by adding the following exhibit:
Exhibit H:
Irrevocable Undertaking in favor of SKT, executed by Netcom BVI, dated September 25, 2009.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

China United Network Communications Group Company Limited		China United Network Communications Limited

By:	/s/ Chang Xiaobing	By:	/s/ Chang Xiaobing

	Name: Chang Xiaobing		Name: Chang Xiaobing
	Title: Chairman		Title: Chairman
	Date: September 29, 2009		Date: September 29, 2009

China Unicom (BVI) Limited		China Netcom Group Corporation (BVI) Limited

By:	/s/ Chang Xiaobing	By:	/s/ Zuo Xunsheng

	Name: Chang Xiaobing		Name: Zuo Xunsheng
	Title: Director		Title: Director
	Date: September 29, 2009		Date: September 29, 2009